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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2004







                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X




     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


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
Item 1.    Announcement of the Company's Planned Strategic Investment in House of Rose Co., Ltd.             3

Item 2.    Announcement of the Company's Plan to Acquire its Own Shares and Announcement of                  3
           Completion of the Company's Acquisition of its Own Shares

Signature                                                                                                    4

Exhibit Index                                                                                                5
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Exhibit 1     Announcement of the Company's Planned Strategic Investment in House of Rose Co., Ltd.          6

Exhibit 2     Announcement of the Company's Plan to Acquire its Own Shares                                   9

Exhibit 3     Announcement of Completion of the Company's Acquisition of its Own Shares                     12


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          Item 1. ANNOUNCEMENT OF THE COMPANY'S PLANNED STRATEGIC INVESTMENT IN
                  HOUSE OF ROSE CO., LTD.

          On February 10, 2004, we announced our intention to make a strategic investment in House of Rose Co., Ltd. Attached as Exhibit 1 hereto is an English translation of this announcement.

          Item 2. ANNOUNCEMENT OF THE COMPANY'S PLAN TO ACQUIRE ITS OWN SHARES
                  AND ANNOUNCEMENT OF COMPLETION OF THE COMPANY'S ACQUISITION OF
                  ITS OWN SHARES

          On February 12, 2004, we announced our plan to acquire a certain number of our own shares of common stock, and on February 13, 2004, we announced the completion of the acquisition of our own shares. Attached as Exhibits 2 and 3 hereto are English translations of these announcements.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      WACOAL CORP.
                                      (Registrant)



                                      By:        /s/  Nobuhiro Matsuda
                                         ---------------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning


Date:    February 13, 2004


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                                  EXHIBIT INDEX

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
Exhibit 1         Announcement of the Company's Planned Strategic Investment in House of                6
                  Rose Co., Ltd.

Exhibit 2         Announcement of the Company's Plan to Acquire its Own Shares                          9

Exhibit 3         Announcement of Completion of the Company's Acquisition of its Own                   12
                  Shares



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